Exhibit 99.2

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 26, 2018

Fresenius Medical Care achieves record results in 2017 and targets strong net income growth in 2018

•                  Targets 2017 achieved

•                  Strong revenue growth of 9% at constant currency

•                  Net income growth of 14% at constant currency

•                  Record dividend of EUR 1.06 for fiscal year 2017 proposed

•                  Strong net income growth for 2018 targeted

Key figures (IFRS) — fourth quarter and full year 2017

EUR million	Q4 2017	Growth yoy	Growth yoy at cc	FY 2017	Growth yoy	Growth yoy at cc
Revenue	4,429	0%	+8%	17,784	+7%	+9%
Adjusted revenue	4,430	0%	+8%	17,690	+7%	+9%
Operating income (EBIT)	519	(29)%	(22)%	2,362	(2)%	0%
Adjusted operating income	726	0%	+6%	2,493	+4%	+5%
Net income[1]	394	+8%	+16%	1,280	+12%	+14%
Adjusted net income[1]	362	0%	+6%	1,204	+5%	+7%

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

1  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA cc = at constant currency

“In 2017 we continued the success story of Fresenius Medical Care with another set of record results. We managed an unusual number of severe natural disasters, have delivered on our financial targets, and again we are able to propose the highest dividend in our Company’s history,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “With the acquisition of the Cura Group in Australia and our planned acquisition of NxStage we are setting the course for future periods beyond our published 2020 outlook. We will continue improving our cost base with the implementation of the second phase of our Global Efficiency Program, GEP II. In 2018, we intend to continue the profitable growth track and further optimize our portfolio in the core dialysis as well as in the Care Coordination business.”

High net income growth for 2018 targeted

For 2018, Fresenius Medical Care expects revenue growth of around 8% at constant currency. The 2018 targets are based on 2017 revenue adjusted for the effect of the IFRS 15 implementation. Net income is expected to increase by 13 to 15% at constant currency including recurring benefits from the U.S. tax reform of EUR 140 to 160 million. The targets do not include effects from the NxStage acquisition. Fresenius Medical Care reconfirms the mid-term outlook for 2020, excluding the effect from IFRS 15 implementation and the recurring benefits from the U.S. tax reform in the years 2018 to 2020.

EUR million	Targets 2018[2]	2017 base

Revenue growth[3]	~8%	17,298
Net income growth[4]	13 to 15%	1,280

21st consecutive dividend increase proposed

Based on the strong results for full year 2017, a dividend of EUR 1.06 per share, representing a dividend increase of 10%, will be proposed to the Annual General Meeting in May.

Strong underlying revenue and net income growth in 2017

Revenue in the fourth quarter 2017 — strongly impacted by headwinds from foreign exchange rates — came in at the level of the previous year’s quarter with EUR 4,429

2  Numbers at constant currency

3  Reported revenue 2017 of EUR 17,784 million adjusted for effect from IFRS 15 implementation of EUR 486 million

4  Targets 2018: including recurring benefits from U.S. tax reform of EUR 140 to 160 million million. At constant currency, revenue increased by 8% (+8% excluding the VA Agreement). Health Care Services revenue reached EUR 3,581 million and Health Care Products revenue came in at EUR 848 million. Both increased by 8% at constant currency.

Revenue for full year 2017 increased by 9% at constant currency to EUR 17,784 million (+9% excluding the VA Agreement). Health Care Services revenue increased by 10% at constant currency to EUR 14,532 million, mainly due to strong underlying organic growth and contributions from acquisitions. Health Care Products revenue increased by 7% at constant currency to EUR 3,252 million. This growth was primarily driven by higher sales of dialyzers, non-dialysis products in the acute business, machines and peritoneal dialysis products.

Corporate cost in the fourth quarter 2017 amounted to EUR 289 million. The strong increase compared to the fourth quarter 2016 (EUR 82 million) is mainly driven by the recognition of a charge of EUR 200 million based on ongoing discussions toward a settlement with the U.S. Securities and Exchange Commission and the U.S. Department of Justice that would avoid litigation over government demands under the Foreign Corrupt Practices Act related to certain identified conduct, including certain legal expenses and other related costs or asset impairments (“FCPA related charge”). In 2012, Fresenius Medical Care voluntarily advised the U.S. Department of Justice and the U.S. Securities Exchange Commission about its investigations into this conduct.

Operating income (EBIT) in the fourth quarter 2017 reached EUR 519 million. Adjusted EBIT increased by 6% at constant currency and reached EUR 726 million. For full year 2017, EBIT was EUR 2,362 million. On an adjusted basis EBIT increased by 5% at constant currency to EUR 2,493 million, mainly due to the strong business performance in North America and in Asia-Pacific.

Net interest expense in the fourth quarter 2017 was EUR 80 million, compared to EUR 90 million in the fourth quarter 2016. For full year 2017 net interest expense was EUR 354 million, a decrease of 3% year over year. The decrease was positively influenced by the replacement of interest bearing bonds, repaid in 2016 and 2017 by debt instruments at lower interest rates.

Income tax expense in the fourth quarter 2017 benefited from a book gain from the U.S. tax reform of EUR 236 million. Mainly for this reason, full year 2017 income tax expense decreased by 27% to EUR 454 million.

This decrease mainly resulted from the U.S. tax reform. Excluding (i) the impact from the VA Agreement, (ii) the effects associated with natural disaster costs, (iii) the FCPA related charge of EUR 200 million which was not tax effected and (iv) the U.S. tax reform, the 2017 effective tax rate increased to 31.0%, an increase of 50 basis points compared to the same period of 2016.

Net income1 for the fourth quarter of 2017 increased by 16% at constant currency to EUR 394 million. Adjusted for the impact from (i) the unfavorable effects of the VA Agreement (EUR 1 million), (ii) natural disaster costs in North America (EUR 3 million), (iii) FCPA related charge (EUR 200 million), as well as (iv) the benefit from the U.S. tax reform (EUR 236 million), net income was EUR 362 million (0%, +6% at constant currency). Based on approximately 306.9 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) improved by 8%, to EUR 1.28. Adjusted for the effects described before, EPS was EUR 1.18 (0%, +6% at constant currency).

For 2017 net income1 increased by 14% at constant currency to EUR 1,280 million. Excluding the four effects described in the previous paragraph ((i) EUR +51 million, (ii) EUR -11 million, (iii) EUR -200 million, and (iv) EUR +236 million), net income increased to EUR 1,204 million (+5%, +7% at constant currency). Based on approximately 306.6 million shares, basic EPS increased from EUR 3.74 to EUR 4.17 (+12%). Excluding the effects described above, EPS increased to EUR 3.93 (+5%, +7% at constant currency).

North America with strong growth supported by Care Coordination

In the fourth quarter 2017, the North America segment generated revenue of EUR 3,164 million (+8% at constant currency), strongly influenced by currency headwinds. Health Care Services revenue came in at EUR 2,950 million (+8% at constant currency), of which Care Coordination contributed EUR 715 million (+24% at constant currency) driven by significant organic revenue growth of 19%. Dialysis Care revenue reached EUR 2,235 million (+3% at constant currency). With $352, revenue per treatment in the United States was slightly down (-1%) due to lower revenue with commercial payors.

1 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Cost per treatment increased by 3% to $276, largely driven by higher bad debt expenses, higher personnel expense and various other costs. The strong growth of the Health Care Products revenue (EUR 214 million, +9% at constant currency) was mainly driven by higher sales of machines, renal drugs and peritoneal dialysis products.

Operating income in North America in the fourth quarter reached EUR 608 million (+11% at constant currency). The operating income margin of 19.2% came in above last year’s strong fourth quarter margin of 18.4%. The improvement was triggered by an extraordinarily high contribution from Care Coordination which achieved an EBIT margin of 12.5%. The improvement was mainly driven by higher revenue including an acceleration of earnings from the Bundled Payment for Care Improvements (BPCI) initiative for previous reporting periods combined with increased volumes for hospital-related physician services, lower bad debt expense and the gain from the sale of Shiel Medical Laboratory. The Dialysis EBIT in North America reached EUR 519 million (-6% at constant currency), impacted by higher bad debt and personnel expenses, lower revenue with commercial payors, higher costs such as rent and insurance, the impact from natural disasters and higher costs for health care supplies.

For full year 2017, North America revenue increased by 9% at constant currency to EUR 12,879 million. Health Care Services revenue grew by 10% at constant currency to EUR 12,036 million, driven by higher Dialysis Care revenue (+5% at constant currency to EUR 9,227 million) and increased Care Coordination revenue (+28% at constant currency to EUR 2,809 million). Operating income increased in line with revenue growth to EUR 2,086 million (+10% at constant currency). As of the end of 2017, we had 197,356 patients being treated at the 2,393 clinics in North America. Dialysis treatments increased by 3%.

Solid Health Care Products and Health Care Services growth in EMEA

Revenue in the EMEA segment increased by 6% at constant currency to EUR 660 million in the fourth quarter 2017. Health Care Services revenue increased by 4% at constant currency to EUR 312 million. This was mainly the result of growth in same market treatments and contributions from acquisitions. Health Care Products revenue in EMEA increased by 7% at constant currency and reached EUR 348 million. The growth in Dialysis Products revenue was driven by higher sales of products for acute care, products for peritoneal dialysis and machines, partially offset by lower sales of dialyzers. Non-dialysis products increased due to higher sales of acute cardiopulmonary products. Operating income in the EMEA segment decreased by 7% at constant currency to EUR

110 million in the fourth quarter 2017. The operating income margin decreased year-over-year to 16.7% (Q4 2016: 19.0%) mainly due to further investments in Xenios and unfavorable foreign currency transaction effects.

For full year 2017, EMEA revenue increased by 6% at constant exchange rates to EUR 2,547 million and operating income decreased to EUR 444 million (-6% at constant currency). As of the end of 2017, we had 62,490 patients being treated at 746 clinics in EMEA. Dialysis treatments increased by 5%.

Growth in Asia-Pacific fuelled by acquisitions

Asia-Pacific revenue grew strongly by 12% at constant currency to EUR 418 million in the fourth quarter 2017. With EUR 191 million in Health Care Services revenue the region recorded growth of 17% at constant currency, mainly driven by the acquisition impact from Cura Group in Australia. The 7% constant currency growth in Health Care Products revenue to EUR 227 million was mainly supported by higher sales of dialyzers, bloodlines and products for peritoneal dialysis. Operating income reached EUR 76 million (-8% at constant currency). The operating income margin was 18.2% (Q4 2016: 21.8%). This was primarily driven by cost related to the build-up of dialysis services and peritoneal dialysis product business in China, the impact from foreign currency transaction effects and unfavorable mix effects related to acquisitions with lower margins.

For full year 2017, Asia-Pacific revenue grew by 13% at constant currency to EUR 1,623 million and operating income increased by 10% at constant currency to EUR 313 million. Operating income margin was stable on a high level of 19.3% (FY 2016: 19.6%). As of the end of 2017, we had 29,739 patients being treated at 381 clinics in Asia-Pacific. Dialysis treatments increased by 6%.

Improved contribution from Latin America

Latin America delivered revenue of EUR 185 million in the fourth quarter 2017, an increase of 16% at constant currency. Health Care Services revenue increased by 16% at constant currency to EUR 128 million and was driven by higher organic revenue per treatment. Health Care Products revenue increased by 15% at constant currency to EUR 57 million, mainly due to higher sales of machines, dialyzers and concentrates. Operating income came in at EUR 14 million (-12% at constant currency). The operating margin was 7.4% (Q4 2016: 9.7%), impacted by unfavorable foreign currency transaction effects, higher manufacturing costs primarily related to inflation, higher overhead costs and only partially offset by reimbursement rate increases that mitigate inflationary cost increases.

For full year 2017, Latin America revenue grew by 15% at constant currency to EUR 720 million and operating income increased by 3% at constant currency to EUR 58 million. Operating income margin was at 8.1% (FY 2016: 9.2%). As of the end of 2017, we had 31,375 patients being treated at 232 clinics in Latin America. Dialysis treatments increased by 2%.

Solid operating cash flow

In the fourth quarter 2017, the company generated net cash provided by operating activities of EUR 528 million, representing 11.9% of revenue (Q4 2016: EUR 772 million). The decrease was primarily attributable to a less favorable DSO (days sales outstanding) effect this year and higher income tax payments.

In full year 2017, the company generated net cash provided by operating activities of EUR 2,192 million, compared to EUR 1,932 million for full year 2016. This represents 12.3% of revenue, clearly reaching our 2017 target of more than 10%. The increase in net cash provided by operating activities was largely driven by the payment from the U.S. Departments of Veterans Affairs and Justice for reimbursement, the impact of the 2016 discretionary contribution of EUR 90 million to pension plan assets in the U.S. and the impact of other working capital items, partially offset by higher income tax payments. Free cash flow was also very strong at EUR 1,351 million, compared to EUR 1,017 million for full year 2016. DSO as of December 31, 2017 was 67 days, a decrease of 3 days compared to the previous year.

Global Efficiency Program phase II

Fresenius Medical Care has launched the second phase of its Global Efficiency Program (GEP II) in 2018. The program’s objectives are to identify and realize further efficiency potential and enhance the overall competitiveness of Fresenius Medical Care. Starting in 2018, GEP II targets to achieve sustained cost improvements of EUR 100 to 200 million per annum by 2020.

NxStage acquisition to foster home penetration

In August 2017, Fresenius Medical Care signed a merger agreement to acquire NxStage Medical, Inc., a U.S.-based medical technology and services company. The planned acquisition has a total transaction volume of approximately EUR 1.7 billion (USD 2.0 billion). On October 27, shareholders of NxStage approved the acquisition by Fresenius Medical Care. The completion of the acquisition is subject to regulatory approvals and other customary closing conditions. Closing is expected to occur in 2018.

Press Conference

Fresenius Medical Care will hold a press conference at its headquarters in Bad Homburg, Germany to discuss the results of the fourth quarter and full year 2017 on Tuesday, February 27, 2018, at 10 am CET. The press conference will be webcasted at the company’s website www.freseniusmedicalcare.com in the Media center. A replay will be available shortly after the conference.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the fourth quarter and full year 2017 on Tuesday, February 27, at 3:30 p.m. CET / 9:30 a.m. EDT. The company invites investors to follow the live webcast of the call on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate excel- and PDF-files for a complete overview of the results for the fourth quarter and full year 2017.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,752 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 320,960 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimers

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care - Statement of earnings

in Euro million, except share data, audited

	Three months ended December 31,			Change at constant
	2017	2016	Change	currency

Health Care Services	3,581	3,596	-0.4%	8.0%
Health Care Products	848	821	3.2%	8.1%
Revenue	4,429	4,417	0.3%	8.1%
Adjusted revenue	4,430	4,417	0.3%	8.0%

Cost of revenue	2,936	2,864	2.5%	10.7%
Gross profit	1,493	1,553	-3.9%	3.1%
Selling, general and administrative	954	788	21.0%	28.5%
Research and development	36	39	-8.1%	-5.3%
Income from equity method investees	(16)	(4)	310.1%	315.6%
Operating income (EBIT)	519	730	-28.9%	-22.2%
Adjusted operating income (adjusted EBIT)	726	730	-0.5%	5.9%

Interest expense, net	80	90	-11.6%	-5.1%
Income before taxes	439	640	-31.3%	-24.7%
Income tax expense	(30)	196	n.a.	n.a.
Net income	469	444	5.6%	13.2%
Less: Net income attributable to noncontrolling interests	75	81	-7.5%	-0.2%
Net income[1]	394	363	8.5%	16.3%
Adjusted net income[1]	362	363	-0.1%	6.1%

Operating income (EBIT)	519	730	-28.9%	-22.2%
Depreciation and amortization	182	188	-3.4%	2.9%
EBITDA	701	918	-23.6%	-17.1%
EBITDA margin	15.8%	20.8%

Weighted average number of shares	306,908,491	306,181,415

Basic earnings per share	€1.28	€1.19	8.2%	15.9%
Basic earnings per ADS	€0.64	€0.60	8.2%	15.9%
In percent of revenue
Costs of revenue	66.3%	64.8%
Gross profit	33.7%	35.2%
Operating income (EBIT)	11.7%	16.5%
Net income[1]	8.9%	8.2%

1 Attributable to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Fresenius Medical Care - Statement of earnings

in Euro million, except share data, audited

	Twelve months ended December 31,			Change at constant
	2017	2016	Change	currency
Health Care Services	14,532	13,506	7.6%	9.8%
Health Care Products	3,252	3,064	6.1%	7.4%
Revenue	17,784	16,570	7.3%	9.3%
Adjusted revenue	17,690	16,570	6.8%	8.7%

Cost of revenue	11,780	10,954	7.5%	9.6%
Gross profit	6,004	5,616	6.9%	8.8%
Selling, general and administrative	3,578	3,119	14.7%	16.5%
Research and development	131	147	-10.8%	-10.1%
Income from equity method investees	(67)	(59)	14.6%	14.9%
Operating income (EBIT)	2,362	2,409	-1.9%	0.1%
Adjusted operating income (adjusted EBIT)	2,493	2,409	3.5%	5.5%

Interest expense, net	354	366	-3.4%	-1.9%
Income before taxes	2,008	2,043	-1.7%	0.5%
Income tax expense	454	623	-27.1%	-25.7%
Net income	1,554	1,420	9.5%	11.9%
Less: Net income attributable to noncontrolling interests	274	276	-0.5%	1.5%
Net income[1]	1,280	1,144	11.9%	14.4%
Adjusted net income[1]	1,204	1,144	5.3%	7.3%

Operating income (EBIT)	2,362	2,409	-1.9%	0.1%
Depreciation and amortization	736	701	4.8%	6.3%
EBITDA	3,098	3,110	-0.4%	1.5%
EBITDA margin	17.4%	18.8%

Weighted average number of shares	306,563,400	305,748,381

Basic earnings per share	€4.17	€3.74	11.6%	14.1%
Basic earnings per ADS	€2.09	€1.87	11.6%	14.1%

In percent of revenue
Costs of revenue	66.2%	66.1%
Gross profit	33.8%	33.9%
Operating income (EBIT)	13.3%	14.5%
Net income[1]	7.2%	6.9%

1 Attributable to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Reconciliation of non IFRS financial measures to the most directly comparable IFRS financial measures — adjustments for special items

The table below shows the reconciliation of: revenue excluding VA Agreement, operating performance excluding VA Agreement and adjusted for the cost effects, net of anticipated recoveries from Natural Disasters in North America and FCPA related charge and for net income also excluding 2017 book gain from the U.S. tax reform.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended December 31		Twelve months ended December 31
in € million, audited	2017	2016	2017	2016

Revenue	4,429	4,417	17,784	16,570
VA Agreement[1]	1		(94)
Adjusted revenue (Revenue excluding special items)	4,430	4,417	17,690	16,570

Operating income (EBIT)	519	730	2,362	2,409
VA Agreement[1]	1		(87)
Natural Disaster Costs[2]	6		18
FCPA related charge[3]	200		200
Adjusted operating income (adjusted EBIT) (Operating income (EBIT) excluding special items)	726	730	2,493	2,409

Net income[4]	394	363	1,280	1,144
VA Agreement[1]	1		(51)
Natural Disaster Costs[2]	3		11
FCPA related charge[3]	200		200
U.S. Tax Reform[5]	(236)		(236)
Adjusted net income[4]
(Net income[4] excluding special items)	362	363	1,204	1,144

1 VA Agreement = Agreement with the United States Departments of Veterans Affairs and Justice

2 Natural Disaster Costs = three hurricanes and an earthquake

3 FCPA related charge = charges related to ongoing FCPA investigations

4 Attributable to shareholders of FMC AG & Co. KGaA

5 U.S. Tax Reform: re-measurement of deferred tax balances as a result of U.S. tax reform